File Number: 57529-0023

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

July 13, 2007

Exhibit 5.1

MIV Therapeutics, Inc.
Unit 1
8765 Ash Street
Vancouver, British Columbia
Canada V6P 6T3

Attention:       Mr. Alan P. Lindsay, Chief Executive Officer

Dear Sirs:

MIV Therapeutics, Inc. - Registration Statement on Form SB-2

We have acted as legal counsel to MIV Therapeutics, Inc., a Nevada corporation (the "Company"), in connection with the Company's Registration Statement on Form SB-2 (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, on July 13, 2007. The Registration Statement relates to the registration of the following shares of common stock of the Company for resale by the selling shareholders named in the Registration Statement (the "Selling Shareholders"):

  up to 25,100,000 shares of common stock (the "Purchaser Shares") issued pursuant to an unregistered private placement of units (the "Private Placement");

  up to 12,550,000 shares of common stock (the "Purchaser Warrant Shares") that may be acquired upon the exercise of 12,550,000 common stock purchase warrants (the "Purchaser Warrants") issued pursuant to the Private Placement;

  up to 251,000 shares of common stock (the "Agent's Shares") issued pursuant to the Private Placement; and

  up to 753,000 shares of common stock (the "Agent's Warrant Shares") that may be acquired upon the exercise of a warrant (the "Agent's Warrant") issued to BMO Capital Markets Corp. (the "Agent").

On July 9, 2007, the Company issued an aggregate of 25,100,000 units pursuant to the Private Placement, at a price of $0.50 per unit. Each such unit consisted of one Purchaser Share and one-half of one Purchaser Warrant. Each whole Purchaser Warrant entitles the holder to purchase one Purchaser Warrant Share at an exercise price of $0.55 per Purchaser Warrant Share for a period commencing on the date of issuance and ending 60 months following July 9, 2007 (the "Closing").

On July 9, 2007, the Company issued to the Agent as a finder's fee in connection with the Private Placement: (a) an aggregate of 251,000 Agent's Shares at a deemed price of $0.50 per Agent's Share; and (b) an aggregate of 753,000 Agent's Warrants. Each Agent's Warrant entitles the Agent to purchase one Agent's Warrant Share at an exercise price of $0.55 per Agent's Warrant Share for a period commencing on the date of issuance and ending 60 months following the Closing.

The 25,351,000 shares of common stock issued to the Selling Shareholders (including the Agent) pursuant to and in connection with the Private Placement are hereinafter collectively referred to as the "Shares". The 13,303,000 shares of common stock that may be acquired by the Selling Shareholders upon exercise of the Purchaser Warrants and the Agent's Warrant (collectively, the "Warrants") are hereinafter collectively referred to as the "Warrant Shares".

In rendering the opinion set forth below, we have reviewed: (a) the Registration Statement dated July 13, 2007; (b) the Company's Articles of Incorporation; (c) the Company's Bylaws; (d) certain records of the Company's corporate proceedings, including resolutions of the directors approving the transactions described above; (e) the subscription agreements entered into between the Selling Shareholders and the Company; (f) the respective forms of the certificates representing the Warrants; (g) an Officer's Certificate executed by Alan P. Lindsay, Chief Executive Officer; and (h) such other documents as we have deemed relevant.

For purposes of this opinion, we have not reviewed any documents other than the documents listed in (a) through (h) above. In particular, we have not reviewed, and express no opinion on, any document (other than the documents listed in (a) through (h) above) that is referred to or incorporated by reference into, the documents reviewed by us.

Based upon the foregoing and in reliance thereon, and subject to the qualifications and limitations set forth herein, we are of the opinion that:

  the Shares held by the Selling Shareholders are validly issued, fully paid and non-assessable shares of the Company's common stock; and

  upon exercise of the Warrants in accordance with their respective terms (including, without limitation, the payment of the exercise price for the Warrant Shares), the Warrant Shares will be validly issued, fully paid and non-assessable shares of the Company's common stock.

Our opinion expressed herein is subject in all respects to the following assumptions, limitations and qualifications:

(i)       the foregoing opinion is limited to Nevada law, including all applicable provisions of the Constitution of the State of Nevada, statutory provisions of the State of Nevada and reported judicial decisions of the courts of the State of Nevada interpreting those laws. We have not considered, and have not expressed any opinion with regard to, or as to the effect of, any other law, rule, or regulation, state or federal, applicable to the Company;

(ii)      we have assumed (i) the genuineness of all signatures on documents examined by us, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic or other copies, and (iv) that the documents, in the forms submitted to us for review, have not been and will not be altered or amended in any respect;

(iii)     we have assumed that each subscription agreement executed between the Selling Shareholders and the Company pursuant to which the Shares and the Warrants have been issued has been duly executed by each party and constitutes the legal, valid and binding obligations of the parties thereto and that such agreements are enforceable against each of the parties thereto in accordance with their respective terms; and

(iv)      we have assumed that each of the statements made and certified in the Officer's Certificate was true and correct when made, has at no time since being made and certified become untrue or incorrect, and remains true and correct on the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our firm's name in the section of the Registration Statement and the prospectus included therein entitled "Legal Matters".

Yours truly,

Lang Michener LLP

Per: /s/ Herbert I. Ono

Herbert (Herb) I. Ono*

*Licensed to Practice in the State of California